United States securities and exchange commission logo





                             April 13, 2021

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       3900 W Alameda Ave.
       Suite 1200
       Burbank, CA 91505

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 17,
2021
                                                            File No. 024-11487

       Dear Mr. Marks:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Risk Factors
       Voting control is in the hands of a few large stockholders, page 13

   1. Please quantify the percentage of voting shares that are held by these large stockholders and indicate whether
they are insiders.
       Plan of Distribution and Selling Shareholders
       Bonus Shares; Discounted Price for Certain Investors, page 18

   2. You disclose that "certain investors" in this offering are eligible to receive Bonus Shares equal to 10% of the
shares they purchase if they are members of the StartEngine OWNers bonus program or
indicated interest in this offering on your website. Please revise to clarify what you mean
by the phrase "certain investors" in this context.
 Howard Marks
FirstName
StartEngineLastNameHoward    Marks
             Crowdfunding, Inc.
Comapany
April       NameStartEngine Crowdfunding, Inc.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
3. Please expand to describe the rights, preferences, and privileges applicable to the Bonus
         Shares. Alternatively, please revise to clarify, if true, that they are identical to those of the
         Common Shares. Also please revise your disclosure on page 39 in the section headed
         "Securities Being Offered" as applicable.
The Company's Business, page 20

4. We note your disclosure in the risk factor section, as well as in this section, that that you are in the "early stages" of operations when you have been in existence for seven years and commenced revenue-producing operations six years ago. Please explain why with operations over this length of time you still consider yourself to be an early stage company with a limited history.
StartEngine Secondary, page 22

5.       We note your discussion here, and elsewhere in your offering statement,
         about StartEngine Secondary. Please provide more detailed disclosure regarding its operations. This would include, but is not limited to, discussions of the history of its development, who approved its operations in April 2020, what it has received approval to do, whether any securities other than your common stock have been approved for listing, and how you intend to generate revenue from its operations and process transactions on
         it. Please revise as applicable.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Trend Information, page 34

6. You state on page 34 that in April 2020 you received approval to operate an ATS, which you launched on October 30, 2020. Please reconcile this statement with your disclosure:
             on page 22 under the subheading "StartEngine Secondary" stating that StartEngine
             Secondary was launched on May 18, 2020; and on page 26 under the subheading "SEC Requirements" that you have not yet launched
             such operations.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Howard Marks
StartEngine Crowdfunding, Inc.
April 13, 2021
Page 3

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Eric Envall at 202-551-3234 with any other questions.



FirstName LastNameHoward Marks                            Sincerely,
Comapany NameStartEngine Crowdfunding, Inc.
                                                          Division of
Corporation Finance
April 13, 2021 Page 3                                     Office of Finance
FirstName LastName